BC-MN-HO4N

800 Nicollet Mall

Minneapolis, MN 55402

September 8, 2016

VIA EDGAR

Ms. Deborah Skeens

Office of Disclosure and Review

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	First American Funds, Inc. (the “Registrant”)

SEC File Nos. 002-74747 and 811-03313
Response to Staff Comments related to Post-Effective Amendment to Registration Statement (No. 82) filed with the Securities and Exchange Commission (“SEC”) on June 30, 2016

Dear Ms. Skeens:

The purpose of this letter is to respond to the disclosure comments transmitted by the SEC Staff by telephone on August 10, 2016, regarding the above-referenced amendment to the registration statement for First American Funds, Inc. (“FAF”). The amendment relates to the addition of new Class X shares for Retail Prime Obligations Fund (the “Fund”), an existing series of FAF. Following is our response to the comments, which appear in bold-face type below.

General Comments

1.	Please confirm that all exhibits required by Item 28 of Form N-1A will be included in, or incorporated by reference to, the Fund’s registration statement to be filed on or prior to the effective date for Class X shares.

All required exhibits are included in, or are otherwise incorporated by reference to, the registration statement that will be filed on the effective date of the Fund’s Class X shares.

2.	Please ensure that the ticker symbol for Class X shares the Fund is included on the covers of both the prospectus and statement of additional information (SAI).

The ticker symbol for Class X shares of the Fund (i.e., FXRXX) has been added to the covers of both the prospectus and SAI.

Prospectus Comments

1.	In the lead-in to fee and expense example on page 1 of the prospectus, please state that any expense reimbursement or fee waiver arrangement is only reflected in the expense example for the contractual period of the arrangement (i.e., one year).

The following parenthetical language has been added to the end of the sentence in the lead-in paragraph to the expense example, which reads, “The example also assumes that your investment has a 5% return each year and the fund’s operating expenses remain the same.”

(except that the example incorporates the fund’s expense limitation arrangements for only the first year of each period presented)

2.	Under “Fund Summary – Principal Investment Strategies” on page 2 of the prospectus, please clarify that the Fund concentrates its investments in obligations of U.S. banks. This comment applies to the corresponding disclosure under “More about the Fund – Principal Investment Strategies” on page 7.

We have replaced the current language under both “Fund Summary – Principal Investment Strategies” on page 2 and “More about the Fund – Principal Investment Strategies” on page 7 that reads, “The fund may invest more than 25% of its total assets in obligations of U.S. banks” with the following:

The fund concentrates its investments in the banking industry. Therefore, under normal market conditions, the fund will invest more than 25% of its total assets in securities issued by companies in the banking industry. The fund may, however, invest 25% or less of its total assets in this industry as a temporary defensive measure.

3.	Under “Fund Summary – Fund Performance” on page 4, please update the existing disclosure to reflect that the Fund is in operation.

We have updated the referenced disclosure under “Fund Summary – Fund Performance” to read as follows:

Because the fund has not been in operation for a full calendar year, there is no performance information to present for the fund.

4.	With respect to the Fund’s potential investment in other money market funds, as noted under “More about the Fund – Other Investment Strategies – Other Money Market Funds,” if the Fund invests in other money market funds (“Acquired Funds”) please include the fees and expenses associated with such investment in the Acquired Funds in the fee and expense table, as required by Instruction 3(f) to Item 3 of Form N-1A.

While the Fund has a policy that allows it to invest in other money market funds from time to time, the Fund does not currently have any holdings in such funds, nor is there any specific expectation of doing so during the current fiscal year. The Fund will to continue to comply with the requirements of Instruction 3(f) to Item 3 of Form N-1A going forward.

5.	Under “Shareholder Information – Purchasing and Redeeming Fund Shares – Suspension and Postponement of Redemptions,” please disclose the potential for the suspension of redemptions through the imposition of a temporary redemption gate, as described further under “Shareholder Information – Purchasing and Redeeming Fund Shares – Potential Restrictions on Fund Redemptions – Fees and Gates.”

We have added the following under “Shareholder Information – Purchasing and Redeeming Fund Shares – Suspension and Postponement of Redemptions”:

As discussed below under “Potential Restrictions on Fund Redemptions – Fees and Gates,” beginning October 14, 2016, the fund’s board of directors will be permitted to temporarily suspend the right of shareholder redemption if the fund’s weekly liquid assets fall below certain thresholds.

6.	Under “Shareholder Information – Purchasing and Redeeming Fund Shares – Potential Restrictions on Fund Redemptions – Fees and Gates,” please add disclosure responsive to the other aspects of implementing a liquidity fee or redemption gate addressed in the SEC’s 2014 Money Market Fund Reform Adopting Release and related Frequently Asked Questions.

The prospectus under review as part of this registration statement is intended to be effective for the period from September 8-October 13, 2016. On October 14, 2016, a subsequent amendment to the registration statement will be filed with the SEC. In this subsequent amendment, the Fund will include all required disclosures related to the potential implementation of a liquidity fee or redemption gate. For reference, please see the Fund’s registration statement filed August 9, 2016, currently subject to SEC Staff review, in which these additional disclosures have been included. Because the Fund will be providing an updated prospectus dated October 14, 2016 to all existing shareholders invested in the Fund’s Class X shares on October 14, 2016, we believe the liquidity fee and redemption gate disclosures contained in the prospectus subject to this filing are sufficient.

SAI Comments

1.	Under “Investment Restrictions,” in reference to comment #2 to the prospectus addressed above, please clarify in disclosure below the list of fundamental investment restrictions that the Fund concentrates its investments in the banking industry.

We have clarified this fundamental investment restriction by adding the following language to the first paragraph following the list of the fund’s eight fundamental investment restrictions under “Investment Restrictions – Fundamental Investment Restrictions.”

The Fund concentrates its investments in the banking industry. Therefore, under normal market conditions, the Fund will invest more than 25% of its total assets in securities issued by companies in the banking industry. The Fund may, however, invest 25% or less of its total assets in this industry as a temporary defensive measure.

2.	With respect to the Fund’s industry concentration policy and its possible investment in other money market funds, disclose in the SAI that the Fund takes into account the concentration of such other money market funds in determining the Fund’s own industry concentration.

We have added the following language to the paragraph in the SAI immediately following the list of fundamental investment restrictions:

For purposes of the Fund’s concentration limitation, with respect to any investment in another money market fund, the Fund looks through to the holdings of such underlying money market fund.

3.	In the last sentence under “Investment Restrictions,” please clarify the policies being referred to for which 60 days’ advance notice will be given to shareholders of any change in such policies.

The sentence referred to was inadvertently included in the SAI and relates to policies of certain other series of the Registrant not included in this amendment to the registration statement. We have deleted this sentence from the SAI.

4.	Pursuant to Item 16(d) of Form N-1A, disclose, if applicable, the types of investments that the Fund may make while assuming a temporary defensive position.

When temporary defensive measures are to be taken, the Fund does not intend to invest in any other investments beyond those in which the Fund is already authorized to invest in as a principal investment strategy. We have added a new section entitled “Temporary Defensive Positions” to the SAI with the following disclosure therein:

For liquidity and to respond to unusual market conditions, the Fund may hold all or a significant portion of its total assets in cash for temporary defensive purposes. This may result in a lower yield and prevent the Fund from meeting its investment objective.

5.	Under “Director Ownership of Securities of the Funds or Advisor,” please update the information provided below the table related to ownership interests in the Fund’s investment advisor or principal underwriter to December 31, 2015.

The information has been updated as of December 31, 2015.

6.	In the lead-in paragraph to the table under “Director Compensation,” please confirm the accuracy of the date referenced therein (i.e., August 31, 2015).

The correct date should be August 31, 2016. The language has been updated to reflect the correct date.

7.	Under “Financial Statements,” please update the disclosure to acknowledge that the Fund had commenced operations as of the date of the prospectus.

The disclosure has been updated to read as follows:

As of the date of this SAI, the Fund had no audited financial statements to report.

(Please note that we have made a corresponding change to the Financial Highlights section of the prospectus.)

In connection with the receipt of the foregoing comments from the staff of the SEC with respect to the above-referenced filings, FAF hereby acknowledges that:

1.	FAF is responsible for the adequacy and accuracy of the disclosure in the filing.
2.	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
3.	FAF may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding any of our responses, please contact me at your earliest convenience at 612-303-7987. Thank you for your assistance with this filing.

Sincerely,

/s/ Richard J. Ertel

Richard J. Ertel

Secretary

First American Funds, Inc.